Exhibit 99.1

YY Forms a Special Committee to Review Preliminary Non-Binding “Going Private” Proposal

Guangzhou, China, July 16, 2015 — YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a revolutionary real-time interactive social platform, today announced that in response to the previously announced preliminary non-binding proposal (the “Proposal”) contained in a letter dated July 9, 2015 that the Company’s board of directors (the “Board”) received from Mr. Jun Lei, Chairman of the Board, and Mr. David Xueling Li, director and Chief Executive Officer of YY (together, the “Buyer Group”) proposing a “going-private” transaction to acquire all of the outstanding ordinary shares of YY not already beneficially owned by the Buyer Group, the Board has formed a special committee of independent and disinterested directors (the “Special Committee”) to review and evaluate the Proposal.

The Special Committee is composed of Mr. Peter Andrew Schloss, Mr. David Tang, and Mr. Peng Tsing Ong, who are independent directors of the Company and are unaffiliated with the Proposal. Mr. Schloss will be the chairman of the Special Committee. The Board also authorized the Special Committee to, and expects that the Special Committee will, retain independent advisors, including independent financial and legal advisors, to assist it in the process of reviewing and evaluating the Proposal.

The Company cautions its shareholders and others considering trading its securities that neither the Board nor the Special Committee has made any decision with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made by members of the Buyer Group or any other person, that any definitive agreement will be executed relating to the proposed transaction, or that the proposed transaction or any other transaction will be approved or consummated.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a revolutionary real-time interactive social platform that engages users in real-time online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online music and entertainment, online games, online dating, live game broadcasting and education. YY Inc. was listed on NASDAQ in November 2012 and generated revenues of US$593 million in the fiscal year 2014.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain registered user accounts, active users, especially paying users; YY’s ability to monetize the user base; YY’s ability to continue attracting advertisers and offering popular online games; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

YY Inc.

Lili Huang

Tel: +86 (20) 2916-2000

Email:IR@YY.com

ICR, Inc.

Calvin Jiang

Tel: +1 (646) 915-1611

Email:IR@YY.com